UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JULY 30, 2014

DATE, TIME AND PLACE:

July 30, 2014, at 11:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

All the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; the Directors, Messrs.  Conrado Engel and José de Paiva Ferreira; and the Directors, Messrs. José Antonio Alvarez Alvarez and José Manuel Tejon Borrajo, by videoconference; and the Independent Directors, Mr. Álvaro Antônio Cardoso de Souza and Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. The Vice-President Executive Officer Mr. Carlos Alberto López Galán; the Coordinator of the Audit Committee, Mr. René Luiz Grande; and Mr. Gilberto Bizerra de Souza, partner of the Deloitte Touche Tohmatsu Auditores Independentes, were also attended to the meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia to act as the Secretary.

AGENDA:

To acknowledge the Official Letter sent by BM&Bovespa (DRE 150 from July 25, 2014), related to the voluntary exchange offer of Units  and actions to leave the Rules of Level 2 Corporate Governance.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, acknowledged the Official Letter sent by BM&Bovespa DRE 150, received by the Company on July 25, 2014, related to the voluntary exchange offer of Units  and actions to leave the Rules of Level 2 Corporate Governance.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, July 30, 2014. Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Jesús María Zabalza Lotina – Vice-Chairman of the Company´s Board of  Directors; Messrs. Conrado Engel, José de Paiva Ferreira, José Antonio Alvarez Alvarez, José Manuel Tejon Borrajo and Álvaro Antônio Cardoso de Souza; and Mrs. Viviane Senna Lalli and Mrs. Marília Artimonte Rocca - Directors. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer